N E W S R E L E A S E

October 27, 2016

Nevsun Generates Earnings and Cash Flow in Q3

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (“Nevsun” or the “Company”) is pleased to report its financial and operating results for the three and nine months ended September 30, 2016.  Unless otherwise noted, with the exception of earnings per share and realized price and cost per pound figures, all financial results are in millions of US dollars.

Third quarter 2016 highlights

  Continued first quartile safety performance at Bisha
  Shipped the first zinc concentrates produced by the zinc expansion plant at Bisha
  Declared commercial production from the Bisha zinc expansion plant effective October 1
  Advanced the Timok Project pre-feasibility study with commencement of a major drilling program
  Produced 38.6 million pounds of zinc in concentrate
  Sold 23,000 gold equivalent ounces from stockpiles
  Generated earnings per share of $0.01, and $17.5 million in operating income
  Ended period with $217.6 million of cash
  Paid quarterly dividend of $0.04 per share and implemented a dividend reinvestment plan

Financial Review

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenue	$22.9	$70.0	$194.5	$291.4
Operating income	17.5	5.7	85.4	86.9
Net income	6.0	2.8	39.5	45.0
Net income attributable to Nevsun shareholders	1.7	1.4	18.8	23.5
Basic earnings per share attributable to Nevsun shareholders	0.01	0.01	0.08	0.12
Working capital	206.9	489.0	206.9	489.0

Copper price realized, per payable pound sold1)	2.10	2.05	2.14	2.40
C1 cash cost per payable pound sold(2)	$0.72	$1.56	$1.03	$1.24
(1)	The realized copper price per payable pound sold for Q3 2016 is presented before the effect of mark to market adjustments. All other periods include the effect of mark to market adjustments. Inter-period mark to market adjustments from prior period sales reduce the calculated Q3 2016 realized price to a negative figure and it is therefore not meaningful.
(2)	C1 cash cost per pound is a non-GAAP measure – see page 19 of the Q3 2016 MD&A for discussion of non-GAAP measures.

“We are pleased to have completed the pre-commercial production stage of the Zinc Phase expansion, while remaining profitable,” commented Cliff Davis, President and CEO of Nevsun.  “The gold equivalent ounces that we are direct selling to customers have provided an additional boost to our 2016 earnings and cash flow.  This additional revenue stream in addition to a zinc concentrate pricing environment that currently favours miners instead of smelters is helping to offset the lower copper production that we are experiencing in the short term.”

Operating review
Key operating information – Bisha Mine(4):

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Mining
Ore mined, tonnes (1)	672,000	881,000	2,973,000	2,309,000
Waste mined, tonnes	2,446,000	2,580,000	6,922,000	8,702,000
Strip ratio, (using tonnes)	3.6	2.9	2.3	3.8
Processing – Supergene Ore
Ore milled, tonnes (2)	-	485,000	1,055,000	1,355,000
Copper feed grade, %	-	3.8	2.8	4.2
Recovery, % of copper	-	79.6	85.2	81.9
Copper concentrate grade, %	-	22.5	22.2	24.1
Copper in concentrate produced, millions of pounds	-	32.5	55.8	102.9
Copper in concentrate produced, tonnes	-	14,800	25,300	46,700
Payable copper in concentrate sold, millions of pounds	0.8	30.8	58.6	111.8
Payable copper in concentrate sold, tonnes	300	14,000	26,500	50,700
Payable gold in concentrate sold, ounces	200	6,300	10,700	18,700
Payable silver in concentrate sold, ounces	7,000	365,000	425,000	1,063,000
Processing – Primary Ore
Ore milled, tonnes	510,000	-	644,000	-
Zinc feed grade, %	5.8	-	5.6	-
Copper feed grade, %	1.0	-	1.0	-
Recovery, % of zinc (3)	59.1	-	54.5	-
Zinc concentrate grade, %	41.3	-	41.3	-
Zinc in concentrate produced, millions of pounds	38.6	-	43.7	-
Zinc in concentrate produced, tonnes	17,500	-	19,800	-
Payable zinc in concentrate sold, millions of pounds (5)	21.2	-	21.2	-
Payable zinc in concentrate sold, tonnes (5)	9,600	-	9,600	-
(1)	Ore tonnes mined for the three and nine months ended September 30, 2016 included no oxide ore (three and nine months ended September 30, 2015 – 134,000 and 188,000 tonnes, respectively), 29,000 and 894,000 tonnes of supergene ore, respectively (three and nine months ended September 30, 2015 – 349,000 and 1,329,000) and 643,000 and 2,079,000 tonnes of primary ore, respectively (three and nine months ended September 30, 2015 – 398,000 and 792,000).
(2)	The supergene phase of the Bisha mine ceased on June 2, 2016.
(3)	This represents the overall combined zinc recovery from both the copper and zinc flotation circuits. Copper recovery for both circuits averaged 41.2% during Q3 2016.
(4)	DSO material is not included in this table as the ore was mined in prior years and there is no processing of the ore.
(5)	Sales of zinc in concentrate recorded during Q3 2016 consisted entirely of pre-commercial production. Receipts from the sales of pre-commercial production were credited against mineral property, plant and equipment, net of costs of sale.

Cliff Davis continued, “With the achievement of commercial production for the zinc phase, we are expecting continued increases in our zinc recovery and concentrate grade throughout the fourth quarter of 2016.  The clear priority is to resolve the challenges related to the copper flotation circuit and begin to produce meaningful quantities of commercially saleable copper concentrate.”

“Equally important is to ensure the high-grade Timok Project remains on track to deliver a pre-feasibility on the Upper Zone by September 2017 and start decline development later in 2017.” Mr. Davis emphasized, “We are focused on delivering value to our shareholders through rapidly advancing the high-grade Timok project to production.”

Conference call details

The Company will hold a conference call on Friday, October 28, 2016, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the Q3 2016 results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until November 4, 2016, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 889772#.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$200 million cash, no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, ”hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks are more fully described in the Company’s Management Information Circulars dated May 18, 2016 with respect to the proposed arrangement between Reservoir Minerals Inc. and Nevsun, and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com